Exhibit 99.1

Yandex Announces Changes to The Board of Directors

Moscow, Amsterdam, March 6, 2023 – Yandex (NASDAQ and MOEX: YNDX), a Dutch public limited company and one of Europe’s largest internet businesses, today announced that Alexey Komissarov has resigned from the Company’s Board of Directors, effective immediately. Mr. Komissarov was elected as an independent non-executive director on December 20, 2019.

The Board of Directors of Yandex N.V. now consists of 6 members (including one remaining Designated Director) and remains quorate.

The European Union has imposed sanctions on Mr. Komissarov personally. Neither Yandex nor the Group’s subsidiaries have been included on the sanctions lists of the European Union, the United States, the United Kingdom or Switzerland.

About Yandex

Yandex (NASDAQ and MOEX: YNDX) is a technology company registered in the Netherlands that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and navigation products, while also expanding into e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and a number of international markets.

More information on Yandex can be found at https://ir.yandex/

Contacts:

Investor Relations

Yulia Gerasimova

E-mail: askIR@yandex-team.ru

Press Office

Ilya Grabovskiy

E-mail: pr@yandex-team.com